[redacted]

11020133

SECU ... SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8-67999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Trade Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway
(No. and Street)

New York (City) NY (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. McGovern, CPA CFO 212-453-0017
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lipner, Sofferman + Co., LLP
(Name – *if individual, state last, first, middle name*)

125 Jericho Turnpike, Suite 402, Jericho NY 11753
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael R. McGovern, CPA CFO , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Trade Securities, LLC , as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Sworn before me 2/22/11

CFO
Title

Sharon Jordon
Notary Public

SHARON M. JORDON
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
REG. #01JO6226309
MY COMM. EXP. SEPT. 09, 2014
State of NY, County of NY

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
- X (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and the Focus Report X-17A-5.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

COASTAL TRADE SECURITIES, LLC
(A Limited Liability Company)
(A Wholly-Owned Subsidiary of CT Holdings Group, LLC)

CONTENTS

DECEMBER 31, 2010

LS

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 731-4289 • www.lipnersofferman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Coastal Trade Securities, LLC
New York, NY

We have audited the accompanying statement of financial condition of Coastal Trade Securities, LLC (A wholly-owned subsidiary of CT Holdings Group, LLC) as of December 31, 2010, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Trade Securities, LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

LIPNER, SOFFERMAN & CO., LLP

Lipner, Sofferman & Co., LLP

Jericho, NY
February 10, 2011

COASTAL TRADE SECURITIES, LLC
(A Limited Liability Company)
(A Wholly-Owned Subsidiary of CT Holdings Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash	$ 448,182
Securities owned	8,223,181
Due from clearing broker	37,700
Receivable from non-customers	30,800
Furniture and equipment, less accumulated depreciation of $6,268	28,362
Security deposits and other assets	96,936
TOTAL ASSETS	$8,865,161

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 310,149
Due to clearing broker	225,586
Securities sold, not yet purchased	4,545,999
TOTAL LIABILITIES	$5,081,734
Commitments (Notes 5 and 6)	
Members' equity	3,783,427
TOTAL LIABILITIES AND MEMBERS' EQUITY	$8,865,161

The accompanying notes are an integral part of these financial statements.

COASTAL TRADE SECURITIES, LLC
(A Limited Liability Company)
(A Wholly-Owned Subsidiary of CT Holdings Group, LLC)

STATEMENT OF INCOME (LOSS)

DECEMBER 31, 2010

REVENUES:		
Net gain from trading securities	$1,440,037	
Rebate income	871,128	
Dividend and interest income	455	
TOTAL REVENUES		$2,311,620
EXPENSES:		
Execution, floor brokerage, clearance and other fees	2,671,891	
Salaries and related payroll taxes	106,250	
Guaranteed payments to partners	313,480	
Professional fees	192,572	
Rent and Utilities	172,907	
Software licence fees and costs	166,935	
Programming and recruitment costs	81,805	
Market data fees	22,557	
Web design costs	43,010	
Interest expense and bank fees	49,082	
Interest costs	42,610	
Travel and entertainment	33,569	
Telephone	34,678	
Office expenses and supplies	49,478	
Depreciation	5,416	
Outside labor	18,325	
Repairs and maintenance	14,660	
Other expenses	22,471	
TOTAL EXPENSES		4,041,696
NET LOSS		$(1,730,076)

The accompanying notes are an integral part of these financial statements.

COASTAL TRADE SECURITIES, LLC
(A Limited Liability Company)
(A Wholly-Owned Subsidiary of CT Holdings Group, LLC)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

DECEMBER 31, 2010

	Class A Members	Class B Members	Total
Members equity - beginning	939,927	826,313	1,766,240
Contributions	400,000	5,786,295	6,186,295
Distributions	(517,744)	(1,921,288)	(2,439,032)
Net Loss (see Note 1)	--	--	(1,730,076)
	$822,183	$4,691,320	$3,783,427

The accompanying notes are an integral part of these financial statements.

COASTAL TRADE SECURITIES, LLC
(A Limited Liability Company)
(A Wholly-Owned Subsidiary of CT Holdings Group, LLC)

STATEMENT OF CASH FLOWS

DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(1,730,076)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	5,416
Changes in assets and liabilities:	
Securities owned	(6,719,945)
Due from clearing broker	1,465,918
Receivables from non-customers	(30,800)
Security deposits and other assets	1,141
Accounts payable and accrued expenses	191,920
Securities sold, not yet purchased	3,258,112
Due to clearing broker	225,586
Net cash used in operating activities	(3,332,728)
NET CASH USED IN INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(21,582)
NET CASH USED FROM FINANCING ACTIVITIES:	
Contributions	6,186,295
Distributions	(2,439,032)
Repayment of loan payable	(150,000)
Net cash provided by financing activities	3,597,263
Net increase in cash	242,953
Cash - beginning	205,229
Cash - ending	448,182
Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Interest	$49,082

The accompanying notes are an integral part of these financial statements.

1. <u>Organization and Nature of Business</u>:

Coastal Trade Securities, LLC (formerly known as Coastal 1 Trading Group, LLC) (the "Company") was organized as a limited liability company under the laws of the State of Delaware on July 15, 2008. The Company is wholly owned by CT Holdings Group, LLC, a limited liability company formed under the laws of the state of Delaware (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and became a member of the CBOE Stock Exchange on November 11, 2008. The Company's principal business activity consists of proprietary trading of securities. The Company began trading operations in May 2009.

The Parent is the managing member of the Company. The Company's equity consists of two classes of membership interests. The Parent is the sole Class A member. Class B members include individual traders. Separate capital accounts are established and maintained for each Class B member whereby each receives a percentage of their own trading profits less certain allocated expenses as defined in the trader agreement with the Company.

The net loss is allocated to the Class B members based on their profits or losses in their individual trading accounts. Based on that calculation, it is then determined by calculation the allocation to the Class A member. This allocation was not yet available.

2. <u>Summary of Significant Accounting Policies</u>:

Recently adopted accounting pronouncements: In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative generally accepted accounting principles ("GAAP") recognized by the FASB to be applied to all nongovernmental entities. The Codification supersedes all of the existing accounting and reporting standards applicable to privately held companies upon its effective date and, subsequently, the FASB will not issue new standards in the form of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for the Company for the fiscal year ended December 31, 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the financial statements and accompanying notes.

In September 2006, the FASB issued authoritative guidance for fair value measurements, which has been codified in FASB ASC 820, *Fair Value Measurements and Disclosures*. The new guidance enhances existing guidance for measuring assets and liabilities at fair value. The guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. The Company adopted the standard as amended by subsequent FASB standards beginning November 11, 2008, on a prospective basis, with respect to fair value measurements of assets and liabilities that are measured at fair value on a recurring basis (at least annually) in periods subsequent to initial recognition. In February 2008, the FASB issued authoritative guidance that permits companies to partially defer the guidance for on year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. These remaining aspects of the fair value measurement standard were adopted prospectively beginning November 11, 2008 and did not have a material effect on the accompanying financial statements.

2. Summary of Significant Accounting Policies (continued):

Recently adopted accounting pronouncements (continued):
On November 11, 2008, the Company adopted the new standard regarding accounting for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not have a material effect on the Company's financial statements.

In May 2009, the FASB issued guidance related to subsequent events, which was primarily codified into FASB ASC 855, *Subsequent Events*. This guidance establishes general standards of accounting for the disclosure of events that occur after the date of the statement of financial condition but before financial statements are issued. In particular, the guidance sets forth: (1) the period after the date of the statement of financial condition during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the date of the statement of financial condition in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the date of the statement of financial condition.

FASB ASC 855 is effective for interim or annual periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted FASB ASC 855 as of December 31, 2009. The Company has evaluated all events or transactions that occurred after December 31, 2010, up through the date that the financial statements were available to be issued on February 14, 2011.

Revenue Recognition: The Company records securities transactions and related income and expenses on a trade date basis. Rebate income represents the reduction of commission charges by the clearing broker based on the volume of the Company's securities transactions executed by the clearing broker. The Company records rebate income when received.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment: Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the assets.

Income taxes: As a limited liability company, the Company is treated as a partnership for federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon.

Fair value measurement: FASB ASC 820, *Fair Value Measurement and Disclosures*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and

2. Summary of Significant Accounting Policies (continued):

Fair value measurement (continued):
the lowest priority to unobservable inputs (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Concentration of Credit Risk: Federal Deposit Insurance Corporation (FDIC) insurance coverage per depositor per institution for all types of deposit accounts was increased from $100,000 to $250,000 for the time period from October 3, 2008 through December 31, 2009. On October 14, 2008, the FDIC announced a new program that provides full, unlimited FDIC insurance for deposit balances in non-interest bearing business demand deposit accounts. As of December 31, 2010, all monies in Bank of America and Chase are in non-interest bearing accounts.

3. Off-Balance-Sheet and Credit Risks:

As a securities broker-dealer, the Company is engaged in buying and selling securities for its own accounts. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of its members in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the members' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker-dealer provide that the Company is obligated to assume any exposure related to such non-performance by its members.

The Company monitors its members' activity by reviewing information it receives from its clearing broker-dealer on a daily basis and requiring members to deposit additional collateral or reduce positions when necessary.

3. Off-Balance-Sheet and Credit Risks (continued):

The Company's cash and securities held by its clearing broker is subject to the credit risk of the clearing broker.

4. Due From Clearing Broker:

The clearing and depository operations for the Company's securities transactions are provided by the clearing broker pursuant to a clearance agreement. At December 31, 2010, the receivable from the Company's clearing broker consisted of cash and securities held by the clearing broker of behalf of the Company.

5. Lease Commitments:

The Company leases office space under a sublease agreement entered into during January 2010 that expires in January 2012. The sublease agreement is guaranteed by a member of the Parent. Future minimum annual rental commitments under the lease are as follows:

Year ending December 31:	
2011	$ 95,091
2010	7,924
	$103,015

The Company also leases office space and two apartments from an unrelated party, all three locations are leased on a month to month basis as follows:

Montclair, NJ	$4,000 per month
Apartment, NYC	$2,000 per month
Apartment, NYC	$1,250 per month

Rent expense for the period was $172,907.

6. Loan Payable:

During 2009, the Company borrowed $750,000 from a third party under a loan agreement for short-term operating needs. In accordance with the agreement, the outstanding balance accrued interest at a rate of 12% per annum, with an additional 2% per annum if the full repayment of the principal and interest was not made on or before the maturity date of September 30, 2009. The agreement was amended on October 15, 2009. In accordance with the October 2009 amendment, interest will accrue at a rate of 10% per year. Pursuant to the agreement, the note was due no later than 180 days from the maturity date. The loan is unsecured and guaranteed by a member of the Parent. At December 31, 2009, the outstanding balance was $150,000.

6. Loan Payable (continued):

Subsequent to December 31, 2009, the Company renewed the agreement and borrowed an additional $350,000 for a total borrowing of $500,000. In accordance with the new agreement, the outstanding balance accrues interest at a rate of 14% per annum and has a maturity date of December 31, 2010. These notes have all been paid prior to December 31, 2010.

7. Fair Value Measurements of Securities:

The following are the major categories of assets and liabilities measured at fair value on a recurring basis at December 31, 2010, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3).

		Fair Value Measurements at December 31, 2010 using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Marketable securities	$8,223,181	$8,223,181	–	–
Liabilities:				
Securities sold, not yet purchased	$4,545,999	$4,545,999	–	–

8. Net Capital Requirements:

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1") which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2010, the Company had net capital of $1,592,563, which exceeded the Company's minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.33 to 1 as of December 31, 2010.

SUPPLEMENTARY INFORMATION

COASTAL TRADE SECURITIES, LLC
(A Limited Liability Company)
(A Wholly-Owned Subsidiary of CT Holdings Group, LLC)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2010

MEMBERS' EQUITY	$3,783,427
Less:	
Non-allowable assets:	
Furniture and equipment, net of accumulated depreciation	28,362
Security deposits and other assets	96,936
Receivables from non customers	30,800
Total non-allowable assets	156,098
Net capital before haircuts on securities positions	3,627,329
Haircuts on securities positions:	
Securities	1,982,446
Undue concentration	52,320
Total haircuts on securities positions	2,034,766
NET CAPITAL	$1,592,563
Computation of basic net capital requirement:	
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $535,735	$ 35,716
Statutory minimum net capital required	$ 100,000
Net capital requirement (greater of the minimum calculation or the statutory amount)	$ 100,000
Excess net capital (net capital less net capital required)	$1,492,563
Excess net capital at 1000% (as defined)	$1,438,989
Computation of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 310,149
Loan payable	225,586
Total aggregate indebtedness	$ 535,735
Ratio: aggregate indebtedness to net capital	0.33 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2010)	
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	1,531,272
Cash adjustment	(613)
Accounts payable and accrued expenses adjustment	(33,179)
Accounts payable and accrued expenses adjustment	95,083
NET CAPITAL, AS ADJUSTED	$1,592,563

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE

OTHER INFORMATION

DECEMBER 31, 2010

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All securities transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing broker is Penson Financial Services, Inc.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the SEC:

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2010.

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 731-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members of
Coastal Trade Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Coastal Trade Securities, LLC (a limited liability company) (the "Company") as of December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, members, management, the SEC, the CBOE Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

LIPNER, SOFFERMAN & CO., LLP

Lipner, Sofferman & Co., LLP

Jericho, NY
February 10, 2011

LS

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
125 JERICHO TURNPIKE, SUITE 402, JERICHO, NEW YORK 11753
(516) 487-4070 • FAX (516) 731-4289 • www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

COASTAL TRADE SECURITIES, LLC
(A Limited Liability Company)
(A Wholly-Owned Subsidary of CT Holdings Group, LLC)

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON

PROCEDURES TO THE SIPC ANNUAL ASSESSMENT RE REQUIRED

UNDER SEC RULE 17a-5(e)(4)

To the Members of
Coastal Trade Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2010 through December 31, 2010, which were agreed to by Coastal Trade Securities, LLC (the "Company") and the Securities and Exchange Commission, the CBOE Stock Exchange, and the SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the period from January 1, 2010 to December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the period from January 1, 2010 through December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

LIPNER, SOFFERMAN & CO., LLP

Lipner, Sofferman & Co., LLP

Jericho, NY
February 10, 2011

COASTAL TRADE SECURITIES, LLC
(A Limited Liability Company)
(A Wholly-Owned Subsidary of CT Holdings Group, LLC)

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION

ASSESSMENTS AND PAYMENTS (FORM SIPC-7T)

DECEMBER 31, 2010

SIPC-7T - General assessment	$4,388
Less amount paid:	–
Add interest computed on late payment	
Amount due with Form SIPC-7T	$4,388